UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COCA-COLA CONSOLIDATED, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

191098102

(CUSIP Number of Class of Securities)

E. Beauregarde Fisher III, Esq.

Executive Vice President, General Counsel and Secretary

Coca-Cola Consolidated, Inc.

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

(980) 392-8298

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian M. Janson, Esq.

Jeffrey D. Marell, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Cola-Cola Consolidated, Inc., a Delaware corporation (“Coca-Cola Consolidated” or the “Company”), to purchase for cash up to $2,000 million in value of shares of its common stock, par value $1.00 per share (the “Common Stock”), at a price of not less than $850 nor greater than $925 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated May 20, 2024 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Coca-Cola Consolidated, Inc. The address of the Company’s principal executive offices is 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211 and the telephone number is (980) 392-8298.

(b) The subject securities are shares of Common Stock of Coca-Cola Consolidated, Inc. As of May 17, 2024, there were 8,368,993 shares of Common Stock issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the shares of Common Stock set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Coca-Cola Consolidated, Inc. The address and telephone number of the Company is set forth under Item 2(a) above. The names and business address of the directors and executive officers of the Company are set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Certain Financial Information,” “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 13 – Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” “Section 15 — Material U.S. Federal Income Tax Consequences” and “Section 16 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of shares of Common Stock acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the headings “Section 9 — Source and Amount of Funds” and “Section 11 — Certain Financial Information” is incorporated herein by reference.

(b) Information regarding the source of funds set forth in the Offer to Purchase under the headings “Section 9 — Source and Amount of Funds” and “Section 11 — Certain Financial Information” is incorporated herein by reference.

(d) Information regarding the source of funds set forth in the Offer to Purchase under the headings “Section 9 — Source and Amount of Funds” and “Section 11 — Certain Financial Information” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 17 — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Purchase under the heading “Section 11 — Certain Financial Information” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the heading “Section 11 — Certain Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a)(1) The information set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth in the Offer to Purchase under the heading “Section 14 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under the heading “Section 14 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) There are no material pending legal proceedings relating to the Tender Offer. The information set forth in the Offer to Purchase under the heading “Section 14 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated May 20, 2024.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 20, 2024.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 20, 2024.
(a)(1)(F)*	Summary Advertisement, dated May 20, 2024.
(a)(1)(G)*	Form of Instruction Letter for participants in the Coca-Cola Consolidated Employee Stock Purchase Plan.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by Coca-Cola Consolidated, Inc., dated May 6, 2024, incorporated by reference to Exhibit 99.1 to Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on May 6, 2024 (SEC file no. 0-9286).
(a)(5)(B)*	Press release issued by Coca-Cola Consolidated, Inc., dated May 20, 2024.
(d)(1)	Purchase Agreement, dated May 6, 2024, by and between Coca-Cola Consolidated, Inc. and Carolina Coca-Cola Bottling Investments, Inc, incorporated by reference to Exhibit 10.1 to Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on May 6, 2024 (SEC file no. 0-9286).
(d)(2)	Amendment No. 1 to the Amended and Restated Stock Rights and Restrictions Agreement, dated May 6, 2024, by and among The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc., Coca-Cola Consolidated, Inc. and J. Frank Harrison, III, incorporated by reference to Exhibit 10.2 to Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on May 6, 2024 (SEC file no. 0-9286).
(d)(3)	Stockholder Conversion Agreement, dated as of March 17, 2022, by and among Coca-Cola Consolidated, Inc., the JFH Family Limited Partnership – SW1, the Anne Lupton Carter Trust f/b/o Deborah Harrison, incorporated by reference to Exhibit 10.2 to Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on March 23, 2022 (SEC file no. 0-9286).
(d)(4)*	Coca-Cola Consolidated Employee Stock Purchase Plan.
(d)(5)	Coca-Cola Consolidated, Inc. (formerly Coca-Cola Bottling Co. Consolidated) Long-Term Performance Plan, amended and restated effective as of January 1, 2018, incorporated by reference to Exhibit 10.42 to Coca-Cola Consolidated, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 29, 2019 (SEC file no. 0-9286).
(d)(6)	Amendment No. 2, dated August 1, 2023, to Coca-Cola Consolidated, Inc. (formerly Coca-Cola Bottling Co. Consolidated) Long-Term Performance Plan, amended and restated effective as of January 1, 2018, incorporated by reference to Exhibit 10.2 to Coca-Cola Consolidated Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2023 (SEC file no. 0-9286).
(d)(7)	Form of Long-Term Performance Plan Bonus Award Agreement, incorporated by reference to Exhibit 10.2 to Coca-Cola Consolidated Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 4, 2010 (SEC file no. 0-9286).
(d)(8)	Coca-Cola Consolidated, Inc. (formerly Coca-Cola Bottling Co. Consolidated) Long-Term Performance Equity Plan, adopted effective as of January 1, 2018, incorporated by reference to Appendix A to Coca-Cola Consolidated, Inc.’s Definitive Proxy Statement on Schedule 14A filed on March 26, 2018 (SEC file no. 0-9286).

Exhibit Number	Description
(d)(9)	Amendment No. 2, dated August 1, 2023, to Coca-Cola Consolidated, Inc. (formerly Coca-Cola Bottling Co. Consolidated) Long-Term Performance Equity Plan, adopted effective as of January 1, 2018, incorporated by reference to Exhibit 10.3 to Coca-Cola Consolidated Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2023 (SEC file no. 0-9286).
(d)(10)	Omnibus Amendment to Coca-Cola Consolidated, Inc. Nonqualified Employee Benefit Plans, dated as of September 6, 2019, incorporated by reference to Exhibit 10.1 to Coca-Cola Consolidated Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2019 (SEC file no. 0-9286).
(d)(11)	Omnibus Amendment to Coca-Cola Consolidated, Inc. and CCBCC Operations, LLC Qualified Employee Benefit Plans, dated as of September 6, 2019, incorporated by reference to Exhibit 10.2 to Coca-Cola Consolidated Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2019 (SEC file no. 0-9286).
(d)(12)	Amended and Restated Stock Rights and Restrictions Agreement, dated February 19, 2009, by and among Coca-Cola Consolidated, Inc., The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc. and J. Frank Harrison, III, incorporated by reference to Exhibit 10.1 to Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on February 19, 2009 (SEC file no. 0-9286).
(g)	None.
(h)	None.
107*	Filing Fee Table.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2024

COCA-COLA CONSOLIDATED, INC.
By:	/s/ F. Scott Anthony
	Name:	F. Scott Anthony
	Title:	Executive Vice President and Chief Financial Officer